Exhibit 14.1

ABACUS LIFE, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

ADOPTED JUNE 30, 2023

Introduction

In accordance with the requirements of the Securities and Exchange Commission (the “SEC”) and the National Association of Securities Dealers Automated Quotations Stock Market (“NASDAQ”) Listing Standards, the Board of Directors (the “Board”) of Abacus Life, Inc. (the “Company”) has adopted this Code of Business Conduct and Ethics (this “Code”), which addresses a wide range of business practice issues. It does not attempt to address every issue that might arise but merely to state certain basic principles. Among other things, this Code attempts to encourage as reasonably necessary (i) honest and ethical conduct, including fair dealing and the ethical handling of actual or apparent conflicts of interest; (ii) full, fair, accurate, timely and understandable disclosures; (iii) compliance with applicable governmental laws, rules and regulations; (iv) prompt internal reporting of any violations of law or this Code; (v) accountability for adherence to this Code, including fair process by which to determine violations; (vi) consistent enforcement of this Code, including clear and objective standards for compliance; and (vii) protection for persons reporting any such questionable behavior.

This Code applies to the employees, officers and directors (each, a “Covered Party” and, collectively, the “Covered Parties”) of the Company and each of its subsidiaries. The Company expects all Covered Parties to be familiar with and conduct themselves according to the principles and procedures in this Code. Violations of the standards in this Code will be subject to appropriate disciplinary action, up to and including termination, as described below.

Complying with Laws

All Covered Parties should respect and must comply with all applicable laws, rules and regulations of the U.S. and other countries, and the states, counties, cities, provinces and other jurisdictions, in which the Company conducts business. The Company does not expect the Covered Parties to know all the details of these laws, rules and regulations, but it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel. Under certain circumstances, the applicable laws, rules and regulations may establish requirements that differ from this Code. It is the personal responsibility of each Covered Party to adhere to the standards and restrictions imposed by all applicable laws, rules and regulations in the performance of his or her duties for the Company.

Certain laws or legal principles are particularly important. Among them are the prohibitions against “insider trading” applicable to the Company and its Covered Parties.

Generally, Covered Parties who have access to or knowledge of confidential or non-public material information from or about the Company (or any other company) are not permitted to buy, sell or otherwise trade in the Company’s (or any other company’s) securities, whether or not they are using or relying upon that information. Material information is information of such importance that it can be expected to affect the judgment of investors as to whether or not to buy, sell, or hold the securities in question. This restriction extends to sharing or tipping others about such information, especially since the individuals receiving such information might utilize such information to trade in the Company’s securities, which is both unethical and illegal. In accordance with this restriction, the Company has implemented trading restrictions to reduce the risk, or appearance, of insider trading. Covered Parties who trade stock based on insider information can be personally liable for damages totaling up to three times the profit made or loss avoided by the respective Covered Party.

The Company and all Covered Parties should respect and must comply with the federal, state and local laws concerning labor and employment and the Company’s commitment to assuring equal employment opportunities for all in connection with the recruitment, hiring, training, compensation, development, promotion, demotion and termination of its employees, including officers, and providing a safe workplace that is free of sexual or any other inappropriate form of harassment.

The Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer or Controller (or persons performing similar functions) of the Company are also required to promote compliance by all employees with this Code and to abide by Company standards, policies and procedures.

Conflicts of Interest

The Company expects the Covered Parties to adhere to the highest standards of ethics and professionalism and to conduct themselves in a manner that will merit and inspire public trust and confidence. Covered Parties must avoid situations that might lead to a conflict of interest or even the appearance of a conflict between the Covered Party’s self-interest and his or her duties to the Company and its customers.

All Covered Parties should be scrupulous in avoiding a conflict of interest with regard to the Company’s interests. A “conflict of interest” exists whenever an individual’s private interests interfere or conflict in any way (or even appear to interfere or conflict) with the interests of the Company. A conflict situation can arise when an Covered Party takes actions or has personal interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest may also arise when an Covered Party, or members of his or her family, receives improper personal benefits as a result of his or her position in the Company, whether received from the Company or a third party. Loans to, or guarantees of obligations of, Covered Parties and their respective family members may also create conflicts of interest. Federal law prohibits loans by the Company to directors and executive officers.

Conflicts of interest may also occur indirectly. A conflict of interest may arise when a Covered Party is also an executive officer, a major shareholder or has a material interest in a company or organization doing business with the Company.

Each Covered Party has an obligation to conduct the Company’s business in an honest and ethical manner, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

Conflicts of interest are prohibited as a matter of Company policy, except under guidelines approved by the Board or committees of the Board. Each Covered Party has an obligation to conduct the Company’s business in an honest and ethical manner, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships. Any Covered Party who becomes aware of a conflict or potential conflict should promptly bring it to the attention of a supervisor, manager or other appropriate personnel or consult and follow the procedures elsewhere described in this Code.

This Code does not attempt to describe all possible conflicts of interest all possible conflicts of interest that could develop. Other common conflicts from which Covered Parties must refrain are set out below:

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Covered Parties may not engage in any conduct or activities that are inconsistent with the Company’s best interests or that disrupt or impair the Company’s relationship with any person or entity with which the Company has or proposes to enter into a business or contractual relationship.

•	Covered Parties may not accept compensation, in any form, for services performed for the Company from any source other than the Company.

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Without the prior approval of the Board, no Covered Party may take up any management or other employment position with, or have any material interest in, any firm or company that is in direct or indirect competition with the Company.

Corporate Opportunity

Covered Parties are prohibited from directly or indirectly (a) taking for themselves personally opportunities that properly belong to the Company or are discovered through the use of Company property, information or positions; (b) using Company property, information or positions for personal gain; and (c) competing with the Company for business opportunities; provided, however, if the Company’s disinterested directors of the Board determine that the Company will not pursue an opportunity that relates to the Company’s business, a Covered Party may do so, after notifying the disinterested directors of the Board of intended actions in order to avoid any appearance of a conflict of interest. Covered Parties owe a duty to the Company to advance its legitimate business interests when the opportunity to do so arises.

Confidentiality

In carrying out the Company’s business, Covered Parties may learn confidential or proprietary information about the Company, its customers, distributors, suppliers or joint venture partners. Confidential or proprietary information includes, but is not limited to, all nonpublic information that might be considered material by the securities markets or investors, or that might be of use to competitors of the Company, or harmful to the Company or its customers if disclosed.

Covered Parties of the Company must maintain the confidentiality of confidential information entrusted to them by the Company or those with whom the Company does business, except when disclosure is authorized by the Company’s legal department as it deems required by laws, regulations or legal proceedings. Covered Parties must safeguard confidential information by keeping it secure, limiting access to those who have a need to know in order to do their job and avoiding discussion of confidential information in public areas, such as planes, elevators and restaurants and on mobile phones. This prohibition includes, but is not limited to, inquiries made by the press, analysts, investors or others. A Covered Party’s obligation also applies to communication with a Covered Party’s family members and continues to apply even after any Covered Party’s employment or director relationship with the Company terminates. Covered Parties also may not use such information for personal gain.    Whenever feasible, Covered Parties should consult the Company’s legal department if they believe they have a legal obligation to disclose confidential information.

Fair Dealing

Each Covered Party should endeavor to deal fairly with the Company’s customers, competitors, officers and employees. No Covered Party should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practice.

Protection and Proper Use of Company Assets

All Covered Parties should protect the Company’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on the Company’s profitability. All Company assets, both tangible and intangible, should be used for legitimate business purposes. The obligation of employees to protect the Company’s assets includes its proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data and reports.

The Company provides computers, voice mail, electronic mail (e-mail) and internet access to Covered Parties for the purpose of achieving the Company’s business objectives. As a result, the Company has the right to access, reprint, publish or retain any information created, sent or contained in any of the Company’s computers or e-mail systems of any Company machine. Covered Parties may not use e-mail, the internet or voice mail for any illegal purpose or in any manner that is contrary to the Company’s policies or the standards embodied in this Code.

All Covered Parties should not make copies of, resell or transfer copyrighted publications, including software, manuals, articles, books and databases being used in the Company, that were created by another entity and licensed to the Company, unless the Covered Party is authorized to do so under the applicable license agreement. In no event should a Covered Party load or use, on any Company computer, any software, third party content or database without receiving the prior written permission of the Covered Party’s supervisor, manager or other appropriate supervisory personnel and the Information Technology Department to do so. Covered Parties must refrain from transferring any data or information to any Company computer other than for Company use. Covered Parties may use a handheld computing device or mobile phone in connection with the Covered Party’s work for the Company in accordance with the Company’s policies. If a Covered Party should have any question as to what is permitted in this regard, please consult with Human Resources or the Company’s Head of Information Technology.

Accounting Complaints

The Company’s policy is to comply with all applicable financial reporting and accounting regulations. If any Covered Party of the Company has concerns or complaints regarding questionable accounting standards, accounting controls, auditing matters or any other activities believed to be unlawful, contrary to Company policy or otherwise improper may be reported to the Audit Committee of the Company’s Board of Directors (“Audit Committee”).

The hotline is available 24 hours a day, 7 days a week, including holidays, through the completion of an online report. You may submit a report with your name or anonymously, with or without a request for confidentiality. All submissions are reported promptly to the Audit Committee for its further review and handling as appropriate by submitting an online form.

The form is also available through the Company website at Abacuslifesettlements.com. Click on the Governance tab and then click on the Corporate Responsibility Hotline link.

Reporting Any Illegal or Unethical Behavior

The Company promotes ethical behavior at all times and Covered Parties are encouraged to talk to supervisors, managers or other appropriate supervisory personnel about observed illegal or unethical behavior and, when in doubt, about the best course of action in a particular situation. Covered Parties who are concerned that violations of this Code or that other illegal or unethical conduct by Covered Parties of the Company have occurred or may occur should contact their supervisors. If they do not believe it appropriate or are not comfortable approaching their supervisors about their concerns or complaints, or if they are not satisfied with the resolution of the issue, they may contact either the Audit Committee or the Company’s legal department. If their concerns or complaints require confidentiality, including keeping their identity anonymous, they may submit a report to the above referenced hotline, and their confidentiality will be protected, subject to applicable law, regulation or legal proceedings.

The Audit Committee shall investigate and determine, or shall designate appropriate persons to investigate and determine, the legitimacy of such reports. The Audit Committee will then determine the appropriate disciplinary action. Such disciplinary action includes, but is not limited to, reprimand, termination with cause and possible civil and criminal persecution.

No Retaliation

To encourage employees to report any and all violations, the Company will not permit retaliation of any kind by or on behalf of the Company and the Covered Parties against good faith reports or complaints of violations of this Code or other illegal or unethical conduct. Retaliation or retribution against any Covered Party for a report made in good faith of any suspected violation of laws, rules, regulation or this Code is cause for appropriate disciplinary action.

Financial Reporting

It is of critical importance that the filings and public communications made by the Company, including all reports and documents filed with or submitted to the SEC, be fully and fairly stated, accurate in all material respects, understandable and timely. The Covered Parties must take with the utmost seriousness their responsibility to provide prompt and accurate answers to inquiries related to the Company’s needs in meeting its public disclosure requirements.

To ensure the Company meets this standard, all Covered Parties (to the extent they are involved in the Company’s disclosure process) are required to maintain familiarity with the disclosure requirements, processes and procedures applicable to the Company commensurate with their duties.    Covered Parties are prohibited from knowingly misrepresenting, omitting or causing others to misrepresent or omit, material facts about the Company to others, including the Company’s independent auditors, governmental regulators and self-regulatory organizations.

Covered Parties (to the extent they are involved in the Company’s disclosure process) are also responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (GAAP). Covered Parties will take all necessary steps to ensure compliance with established accounting principles, the Company’s system of internal controls and generally accepted accounting principles. Covered Parties will ensure that the Company makes and keeps books, records and accounts, which in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company. Covered Parties will also ensure that the Company devises and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary (a) to permit preparation of financial statements in conformity with generally accepted accounting principles or any other criteria applicable to such statements, and

(b) to maintain accountability for assets; (iii) access to assets is permitted, and receipts and expenditures are made, only in accordance with Company management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, all to permit prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the Company’s financial statements.

Any attempt to enter inaccurate or fraudulent information into the Company’s accounting system will not be tolerated and will result in disciplinary action, up to and including termination of employment.

Amendment, Modification and Waiver

This Code may be amended, modified or waived only by the Board with specific concurrence of the Nominating and Corporate Governance Committee of the Board.

Before an employee, or an immediate family member of any such employee, engages in any activity that would be otherwise prohibited by this Code, he or she is strongly encouraged to obtain a written waiver from the Board.

Before a director or executive officer, or an immediate family member of a director or executive officer, engages in any activity that would otherwise be prohibited by this Code, he or she must obtain a written waiver from the disinterested directors of the Board. Such waiver must then be disclosed to the Company’s shareholders, along with the reasons for granting the waiver.

Accuracy of Business Records

All financial books, records and accounts must accurately reflect transactions and events, and conform both to generally accepted accounting principles and to the Company’s system of internal controls. No entry may be made that intentionally hides or disguises the true nature of any transactions. Covered Parties should therefore attempt to be as clear, concise, truthful and accurate as possible when recording any information.

Corporate Loans or Guarantees

Federal law prohibits the Company to make loans and guarantees of obligations to directors, executive officers and members of their immediate families.

Gifts and Favors

The purpose of business gifts and entertainment in a commercial setting is to create goodwill and sound working relationships, not to gain unfair advantage with customers. Covered Parties must act in a fair and impartial manner in all business dealings. Gifts and entertainment should further the business interests of the Company and not be construed as potentially influencing business judgment or creating an obligation.

Gifts must not be lavish or in excess of the generally accepted business practices of the applicable country and industry. Gifts of cash or cash equivalents are never permitted. Requesting or soliciting personal gifts, favors, entertainment or services is unacceptable. Covered Parties should contact the Company’s officers, the Company’s legal department, outside counsel for the Company and the Board or the relevant committee thereof to discuss if they are not certain that a gift is appropriate.

The Federal Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country. In addition, the promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules.

Personal Investments

Without the prior approval of the Board, Covered Parties may not own, either directly or indirectly, a substantial interest in any business entity that does or seeks to do business with or is in competition with the Company. Investments in publicly traded securities of companies not amounting to more than one percent (1%) of that company’s total outstanding shares are permitted without such advanced approval.

Antitrust Laws and Competition

The purpose of antitrust laws is to preserve fair and open competition and a free market economy, which are goals that the Company fully supports. Covered Parties must not directly or indirectly enter into any formal or informal agreement with competitors that fixes or controls prices, divides or allocates markets, limits the production or sale of products, boycotts certain suppliers or customers, eliminates competition or otherwise unreasonably restrains trade.

Political Contributions

Covered Parties may participate in the political process as individuals on their own time. However, Covered Parties must make every effort to ensure that they do not create the impression that they speak or act on behalf of the Company with respect to political matters. Company contributions to any political candidate or party or to any other organization that might use the contributions for a political candidate or party are prohibited. A Covered Party may not receive any reimbursement from corporate funds for a personal political contribution.

Discrimination, Harassment and Workplace Relationships

The Company is an equal opportunity employer and will not tolerate illegal discrimination or harassment of any kind. The Company is committed to providing a workplace free of discrimination and harassment based on race, color, religion, age, gender, national origin, ancestry, sexual orientation, disability, veteran status, or any other basis prohibited by applicable law. Examples include derogatory comments based on a person’s protected class and sexual harassment and unwelcome sexual advances. Similarly, offensive or hostile working conditions created by such harassment or discrimination will not be tolerated.

Intimate, romantic or close family relationships among employees in the same reporting chain can create real or potential conflicts of interest, lead to a perception of bias or favoritism, impair job performance and adversely affect other employees. Unless the Company has been notified and consents in writing, an employee in an intimate, romantic or close family relationship with another employee (i) may not be at any level above or below the other employee in a reporting chain; (ii) may not be in a role that requires working regularly and closely with the other employee; or (iii) may not be in a role that affects the other employee’s performance evaluation, compensation or other terms and conditions of employment. Employees must promptly notify Human Resources when they become aware that they have (or will have) an intimate, romantic or close family relationship with any employee who works directly or indirectly under their supervision or over whom they have decision-making authority regarding hiring, performance evaluation, retention, advancement, promotion or changes to compensation or benefits.

Environmental Protections

The Company is committed to managing and operating its assets in a manner that is protective of human health and safety and the environment. It is Company policy to comply with both the letter and the spirt of the applicable health, safety and environmental laws and regulations and to attempt to develop a cooperative attitude with government inspection and enforcement officials. Covered Parties are encouraged to report conditions that they perceive to be unsafe, unhealthy or hazardous to the environment.

Personal Conduct and Social Media Policy

Covered Parties should take care when presenting themselves in public settings, as well as online and in web-based forums or networking sites. Each Covered Party is encouraged to conduct himself or herself in a responsible, respectful and honest manner at all times. The Company understands that Covered Parties may wish to create and maintain a personal presence online using various forms of social media. However, in so doing Covered Parties should include a disclaimer that the views expressed therein do not necessarily reflect the views of the Company. Covered Parties should be aware that that even after a posting is deleted, certain technology may still make that content available to readers.

Covered Parties are prohibited from using or disclosing confidential, proprietary, sensitive or trade secret information of the Company, its partners, vendors, consultants or other third parties with which the Company does business. Harassment of other directors, officers or employees will also not be tolerated. A Covered Party may not provide any content to Company social media sites that may be construed as political lobbying or solicitation of contributions, or use the sites to link to any sites sponsored by or endorsing political candidates or parties, or to discuss political campaigns, political issues or positions on any legislation or law.

No Rights Created

This Code is a statement of certain fundamental principles, policies and procedures that govern the Company’s Covered Parties in the conduct of the Company’s business. It is not intended to and does not create any rights in any employee, customer, client, visitor, supplier, competitor, shareholder or any other person or entity. It is the Company’s belief that this Code is robust and covers most conceivable situations.